ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 10, 2014	Sarah Clinton T +1 617 951 7375 F +1 617 235 7312 sarah.clinton@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Larry L. Greene

Re:	Blackstone Alternative Alpha Fund (File Nos. 811-22634 and 333-193323) (the “Fund”)

Ladies and Gentlemen:

This letter provides the Fund’s response to comments on the Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and the Securities Act of 1933, as amended (the “Securities Act”), filed on January 10, 2014, which Larry Greene provided to R. Brent Bates of Ropes & Gray LLP, counsel to the Fund, by letter on February 5, 2014. The comments, together with the Fund’s responses, are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Fund’s Registration Statement.

General

1. Confirm that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

Response: The Fund confirms that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

2. Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission’s plain English requirements. For example, reformat the disclosures appearing in all capital letters at the top of the prospectus cover, as well as similar disclosure appearing elsewhere in the filing. Please use a different means to make the disclosure prominent (e.g., bold).

Response: The requested changes have been made.

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Facing Page

3. Delete the sentence at the bottom of the page which references §8(c) of the Securities Act.

Response: The requested change has been made.

Prospectus Cover

4. With respect to the following statement required by Rule 481(b), confirm that the disclosure will appear on the outside front cover page, and revise the disclosure to reflect the changes brought about by the National Securities Markets Improvement Act of 1996: “None of the SEC, the Commodity Futures Trading Commission (“CFTC”) or any state securities commission has approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.”

Response: The Fund notes that the relevant legend is included on the outside front cover page of the Prospectus. In order to make the legend more prominent, the Fund has moved the legend to the bottom of the outside front cover page and used bold type.

Prospectus

Summary of Terms – Investment Strategy – Page 2

5. The Fund the Master Fund and subsidiary appear to have the same investment objective and policies. Explain to the staff why a Cayman Island subsidiary is used in this structure.

Response: The Cayman Island subsidiary is being used in this structure because certain Investment Funds in which Blackstone Alternative Alpha Master Fund (the “Master Fund”) sought to invest do not provide investors with portfolio holdings transparency and others would expose the Master Fund to assets that would generate income not qualifying under Subchapter M of the Internal Revenue Code. By investing through the Cayman Island subsidiary in those Investment Funds that do not provide portfolio holdings transparency, the Master Fund can treat its investments therein as the relevant Investment Fund asset and does not need transparency thereof. Where the Cayman Island subsidiary is used to provide the Master Fund with exposure to assets that would themselves generate income not qualifying under Subchapter M of the Internal Revenue Code, there is more certainty that the income from such Investment Funds will be treated by the IRS as qualifying income, thus increasing the odds that the Master Fund, and therefore the Fund, qualifies as a RIC under the Code, which benefits the Fund’s Investors.

Summary of Terms – Risk Factors – Page 7

6. Revise the first full bullet on the page which discusses the loss of RIC status and taxation at the Fund and Master Fund level so as to indicate the effect on Fund shareholders.

Disclosure in this bullet states that: “As a result, it may be difficult for the Fund to satisfy the 90% gross income, diversification, and/or distribution requirements described below.” Typically a non-taxable structure is used in the formation of these types of Funds. Explain to the staff supplementally why that was not the case in this instance.

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Response: The Fund has revised the bullet regarding loss of RIC status and taxation to include the following sentence: “Disqualification of the Fund or the Master Fund as a regulated investment company would subject the Fund or the Master Fund to U.S. income tax and could have a material adverse effect on the value of the Fund’s Shares and the amount of the Fund’s distributions to Investors.”

The Fund has elected to use a non-taxable structure, as it intends to qualify and be eligible to be treated as a RIC under the Code, which generally will relieve the Fund of any liability for federal income tax to the extent it so qualifies and its earnings are distributed to Investors. The Fund has included the staff’s referenced disclosure out of an abundance of caution in the event that the IRS determines that certain of the Master Fund’s investments generate nonqualifying income that is attributed, directly or indirectly, to the Master Fund, as more fully described in “Tax Risks of Investing in the Fund,” in which case the Master Fund, and therefore the Fund, may not qualify as a RIC under the Code.

Fund Expenses – Page 10

7. Disclosure under this sub-caption indicates that the Fund is responsible for its own expenses, including finders, consulting, consulting fees related to portfolio management, research, and investment-related due diligence (including related travel). Explain to the staff why the cited expenses are not more properly born by the adviser rather than the Fund. Your response to this comment should include, if appropriate, an explanation of why any third parties involved in providing these services should not be required to be register under §15(a) of the Investment Company Act of 1940; and, with respect to services provided by portfolio managers in performing the above listed services, why such activities would not violate §17(e)(1) of the Act, or with respect to a BDC, §57(k) of the Act.

Response: The Fund has removed the relevant disclosure.

Repurchases – Page 12

8. Disclosure at the top of the page indicates that the Fund may effect a compulsory repurchase of all of a shareholder’s shares “for any reason deemed advisable by the Board.” Absent reasonable limits on this policy explain to the staff why certain actions in furtherance thereof (e.g., to prevent the voting of certain shares) would not be deemed a violation of the 1940 Act.

Response: Decisions of the Board would be consistent with its fiduciary duties and thus the policy is subject to reasonable limits. The Fund has revised the relevant disclosure to clarify that the Fund may effect a compulsory repurchase of all or a portion of a shareholder’s shares “to the extent consistent with applicable law and if the Board deems it advisable to do so, taking into account the interests of the Fund and its Investors.”

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Valuations

9. In valuing Fund assets it is disclosed that, generally the Fund will value its assets in accordance with valuations reported by the Master Fund which will value its assets in accordance with valuations reported by the Portfolio Manager. Confirm that the Fund will only invest in underlying funds that have valuation methodology that are consistent with the Fund’s methodology.

Response: The Fund will invest substantially all of its assets in the Master Fund and the value of the Fund’s assets will depend on the value of its investment in the Master Fund. As a general matter, the Master Fund bases its net asset value on valuations of its interests in the Investment Funds provided by the Portfolio Managers and their agents, including their administrators, in accordance with the Investment Fund’s valuation policies and reported at the time of the Master Fund’s valuation. The Fund confirms that the Master Fund only invests in Investment Funds that have valuation methodologies that BAAM has reasonably determined to be consistent with (but not necessarily the same as) those used by the Master Fund and the Fund for valuing their own investments.

Use of Proceeds – Page 21

10. Disclosure in the first paragraph indicates that proceeds will be invested “as soon as practicable.” If the delay stretches beyond three months, describe the reasons for and consequences of the delay. See Item 7.2 of Form N-2. If the investment process is delayed more than six months will the Fund obtain shareholder consent to exceed the six months requirement as required by staff policy set forth in Guide 1 to Form N-2?

Response: The Fund does not anticipate any delay in investing the net proceeds stretching beyond three months. If the investment process were to be delayed more than six months, the Fund would comply with Guide 1 to Form N-2.

11. Disclosure in the second paragraph states that the Master Fund expects to have investors in addition to the Fund including other companies managed by BAAM, the Fund’s investment manager. Confirm that appropriate risk disclosure appears or will appear in the prospectus regarding the risk to Fund shareholder that may result from this arrangement.

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Response: The Fund has added the following additional risk disclosure regarding the Master Fund’s other investors (e.g., Blackstone Alternative Alpha Fund II) in the section “Risks—Risks Associated With BAAM and the Operation of the Fund”:

Master/Feeder Structure Risk

The Fund’s performance may suffer as a result of large-scale redemptions by other investors in the Master Fund (including another registered investment company managed by BAAM). Also, such other investors in the Master Fund may have a greater ownership interest in the Master Fund than the Fund’s interest, and could have effective voting control over the operation of the Master Fund. The Fund’s ability to maintain a stable NAV and to meet redemption requests is dependent on the Master Fund’s continued ability to do the same. The Fund may not be able to find a suitable alternative if it ceases to invest substantially all of its assets in the Master Fund.

Repurchases and Transfers of Shares – Forced Redemption – Page 61

12. Disclosure in the last bullet indicates that the Fund may repurchase some or all of an investor’s shares or force an investor to sell to another investor for various reasons, including circumstances wherein an investor ceases to be eligible to hold shares through an account with a selling agent. If the above referenced consequences may result from agent initiated changes, disclose that fact.

Response: The Fund has revised the relevant disclosure to note that the above referenced consequences may result in situations in which “an Investor ceases to be eligible, due to changes in the Investor’s circumstances, changes initiated by a Selling Agent, or otherwise, to hold Shares through an account with a Selling Agent.”

* * * * *

On behalf of the Funds, the we acknowledge that: (i) the Securities and Exchange Commission (the “Commission”) is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Funds will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

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Very Truly Yours,

/s/ Sarah Clinton

Sarah Clinton

cc:	James Hannigan, Esq.
James E. Thomas, Esq.